600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

January 28, 2012

VIA EDGAR AND EMAIL

Mr. Nicholas P. Panos

Senior Special Counsel—Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Flotek Industries, Inc.

Schedule TO-I

Filed January 11, 2013

File No. 005-51879

Dear Mr. Panos:

Set forth below are the responses of Flotek Industries, Inc., a Delaware corporation (the “Company,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 22, 2013, with respect to the Company’s Issuer Tender Offer Statement on Schedule TO-I, filed with the Commission on January 11, 2013, File No. 005-51879 (the “Schedule TO-I”) with respect to its Offer to Purchase, dated January 11, 2013 (the “Offer to Purchase”), all of its outstanding 5.25% Senior Convertible Notes due 2028 (the “Notes’). Each response below has been prepared and is being provided by the Company, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 1 to the Schedule TO-I (“Amendment No. 1”), which includes as an exhibit the First Supplement (the “Supplement”) to the Offer to Purchase.

For the Staff’s convenience, each of our responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text.

Austin Beijing Dallas Houston London New York The Woodlands Washington, DC

Mr. Nicholas P. Panos

January 28, 2013

Schedule TO-I

Item 13

1. We noticed that the issuer considers Item 13 of Schedule TO-I inapplicable, but further observed that the subject class of notes potential could be considered a class of equity for which a reporting obligation might exist under Section 15(d) of the Securities Exchange Act of 1934. Please advise us of the basis on which the issuer apparently believes that Rule 13e-3 is inapplicable to the issuer tender offer. To the extent the issuer is subject to reporting obligations under Section 15(d) but seeks to rely upon the exception in Rule 13e-3(g)(4), please provide us with a brief legal analysis in support of the availability of such exception given that the note holders will be asked to make an investment decision.

Response:

We acknowledge the Staff’s comment and respectfully submit that Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) does not apply to the Notes. Section 15(d) of the Exchange Act is automatically suspended with respect to a class of securities “as to any fiscal year, other than a fiscal year within which such registration statement became effective if, at the beginning of such fiscal year, the securities of each class…to which the registration statement relates are held of record by less than 300 persons….” The registration statement under which the Notes were offered and issued became automatically effective on December 28, 2007, and the Notes were offered and issued pursuant to a prospectus supplement, dated February 11, 2008, which, pursuant to Commission rules is deemed part of the registration statement and which is greater than one year prior to the commencement of the tender offer. In addition, based on information obtained from the trustee for the Notes, there have been fewer than 300 holders of record of the Notes at all times since the issuance of the Notes.

Important Information

2. We noticed the disclosure that on and after February 15, 2013, the Notes are redeemable and that the issuer has already delivered a notice of redemption to the Trustee with respect to all of the outstanding Notes specifying a redemption date of February 15, 2013. Given that the tender offer is scheduled to expire on February 13, 2013, please advise us, with a view toward revised disclosure, what consideration has been given to the application of Rule 13e-4(f)(6) to the contemplated redemption.

Response:

As disclosed in the Offer to Purchase, we issued the notice of redemption of the Notes (the “Redemption Notice”) on January 11, 2012, prior to issuance of the Offer to Purchase or public announcement of the offer to purchase. Because the Redemption Notice is irrevocable and mandatory for security holders, no further investment decision will be made by the Company or the security holder with respect to the redemption during or following the offer to purchase. Based upon this sequence of timing, we respectively submit that the purchase of the Notes pursuant to the Redemption Notice chronologically precedes the Offer to Purchase and, therefore, does not violate Rule 13e-4(f)(6).

Mr. Nicholas P. Panos

January 28, 2013

In the event that the Staff does not concur with the belief that the purchase precedes the offer to purchase, we submit that the redemption of all outstanding Notes on February 14, 2013, does not involve any of the abuses intended to be addressed by Rule 13e-4(f)(6) and should be permitted to proceed in the manner contemplated by the Schedule TO-I. We note that the Commission has previously granted such relief from application of the tender offer rules, and Rule 13e-4(f)(6) in particular, under similar facts and circumstances. See, e.g., the following no-action letters: Boston Properties Limited Partnership (December 29, 2011); CenterPoint Energy, Inc. (December 21, 2006).

In addressing the restrictions imposed by Rule 13e-4(f)(6) (and, in particular, the restrictions applicable for the ten business days after termination of an issuer tender offer), the Adopting Release for Rule 13e-4 notes that the “provision is essentially an antimanipulation restriction” and that “[a] tender offer tends to peg the market price of the security which is the subject of the tender offer at or near the offering price, and the purpose of the prohibition . . . is to prevent the issuer from supporting the market at that artificial price after termination of the tender offer.” (Securities Act Release No. 6108; Exchange Act Release No. 16112 (Aug. 16, 1979)). According to the Proposing Release relating to Rule 13e-4, the “Commission believes that a period of ten business days after a tender offer is sufficient to permit the impact of the offer on the market to subside before subsequent purchases are made.” (Exchange Act Release No. 14234 (Dec. 8, 1977)). Similarly, the Adopting Release for Rule 13e-4 noted that “[t]he Commission continues to believe that this short ‘cooling-off’ period constitutes a reasonable means to ensure that the market impact of the tender offer on the issuer’s securities is dissipated by market activity unaffected by additional purchases by the issuer.”

We believe the Offer to Purchase, as required by the Indenture governing the Notes, will not have a significant effect on the trading price of the Notes, and therefore no “cooling off” period is necessary between the expiration of the put option and the redemption.

Specifically:

•

The repurchase and the redemption of the Notes are both being effected pursuant to the Indenture governing the Notes, which fully determines the repurchase price and the redemption price. The repurchase price and the redemption price are both equal to the aggregate principal amount of the Notes, plus any accrued and unpaid interest.

•	The redemption of the Notes is mandatory and does not involve an investment decision by the security holder.

Mr. Nicholas P. Panos

January 28, 2013

•

The trading price of the Notes is based on various factors, including the Conversion Price (as such term is defined in the Indenture) of the Notes in relation to the trading price of the Company’s common stock and general market conditions. Neither the repurchase nor the redemption will affect the Conversion Price of the Notes, which is determined pursuant to the Indenture. Further, since the terms of the repurchase and redemption are provided in the Indenture, neither the repurchase nor the redemption is expected to have an impact on the trading price of the Company’s common stock or any other factor which could have a foreseeable impact on the trading price of the Notes.

•

The redemption of the Notes will not have the effect of artificially supporting the market for the Notes in the manner contemplated by the Adopting Release for Rule 13e-4. As noted above, the repurchase price and the redemption price are identical and are specified by the Indenture.

Accordingly, neither the repurchase nor the redemption will have the effect of pegging or manipulating the trading price of the Notes such that there is a need for a cooling-off period between the repurchase offer and the redemption.

Finally, we note that, except for the redemption of the Notes within ten business days after expiration of the repurchase offer, the transactions will be made and completed in compliance with Rule 13e-4.

Forward-Looking Statements

3. The Private Securities Litigation Reform Act of 1995, by its terms, is inapplicable to any statements made in connection with this tender offer, regardless of whether such statements may be characterized as “forward-looking statements” or have otherwise been incorporated by reference into the offer document from a previously-filed periodic report. Please revise to delete the reference to the Act and make clear that forward-looking statements have not been protected by the Act’s safe harbor provisions.

Response:

We acknowledge the Staff’s comment and have revised the section titled “Forward-Looking Statements” to delete all references to the Private Securities Litigation Reform Act of 1995. Please see page 1 of the Supplement.

Terms of the Tender Offer

4. We noticed the disclosure that the Depositary will calculate the tender offer consideration, and that its calculation will be considered “finding and binding.” The disclosure improperly suggests that participation in the offer does not permit security holders to privately pursue a legal claim. Please revise to make clear that tendering security holders may challenge the Depositary’s findings in a court of competent jurisdiction.

Mr. Nicholas P. Panos

January 28, 2013

Response:

We acknowledge the Staff’s comment and have added a statement in the Supplement to clarify that tendering security holders may challenge the Depositary’s findings in a court of competent jurisdiction. Please see page 1 of the Supplement.

Conditions of this Offer

5. The inclusion of offer conditions is not inconsistent with Section 14(e) when the conditions are objectively determinable and outside the control of the offeror. The paragraph immediately following the text of the conditions asserts the issuer may invoke any of the conditions to the offer, and thereby relieve the issuer of its purchase obligation, “regardless of the circumstances giving rise to” the issuer’s right to invoke the condition. Please revise to remove the implication that the issuer has potentially made an illusory offer. Refer to part II. B. of Exchange Act Release 43069 (July 31, 2000).

Response:

We acknowledge the Staff’s comment and have added a statement in the Supplement to clarify that the Company may only invoke conditions to its purchase obligation as outlined in the Offer to Purchase and subject to applicable law. Please see page 1 of the Supplement.

6. By indicating that the offer conditions are deemed “an ongoing right” and may be asserted at any time from time to time, the disclosure suggests that the offer conditions may be asserted after the Expiration Date. The introductory disclosure to this section, however, suggests that offer conditions may be asserted only before the Expiration Date. Please revise to remove this potential inconsistency and make clear that offer conditions may be asserted only before the Expiration Date when withdrawal rights are available.

Response:

We acknowledge the Staff’s comment and have added a statement in the Supplement clarifying that conditions may only be asserted prior to the Expiration Date. Please see page 1 of the Supplement.

7. We noticed the representation that a failure at any time to exercise any of our rights will not be deemed a waiver of any other right. The decision not to exercise any rights once an offer condition has been triggered, however, is tantamount to waiver of that condition. Please be advised we take the view that waiver of material offer conditions constitutes a material change within the meaning of Rule 13e-4(d)(2) and (e)(3) which may require as many as five business days to remain in the tender offer following the failure to exercise the right. Please revise the disclosure to indicate that the failure to exercise a right may constitute the waiver of a right under the circumstances outlined herein.

Mr. Nicholas P. Panos

January 28, 2013

Response:

We acknowledge the Staff’s comment and have added a statement in the Supplement to clarify that, subject to applicable law, waivers of certain rights may constitute a material change in the tender offer and therefore result in an extension of the Expiration Date. Please see page 1 of the Supplement.

Other Matters, page 13

8. We noticed the disclosure that the issuer’s interpretation of the terms and conditions will be “final and binding.” Please revise to indicate that security holders may challenge the issuer’s interpretations in a court of competent jurisdiction, and may any other conforming changes in the Offer to Purchase wherever necessary.

Response:

We acknowledge the Staff’s comment and have added a statement in the Supplement to clarify that tendering security holders may challenge the Company’s interpretations in a court of competent jurisdiction. Please see page 1 of the Supplement.

Acceptance of Notes for Purchase; Payment for Notes, page 14

9. The disclosure indicates that the tender offer may be terminated at any time, subject to applicable law and the provisions of the indenture. This language also appears under the heading titled “Expiration Date; Extensions; Amendments.” Please revise to make expressly clear that the tender offer, if terminated, will be terminated pursuant to the occurrence or non-occurrence of an event resulting in the assertion of an offer condition.

Response:

We acknowledge the Staff’s comment and have added a statement in the Supplement to clarify that the tender offer, if terminated, will be terminated pursuant to the occurrence or non-occurrence of an event resulting the assertion of an offer condition. Please see page 1 of the Supplement.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the issuer is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of its disclosures.

In responding to our comments, please provide a written statement from the issuer acknowledging that:

Mr. Nicholas P. Panos

January 28, 2013

•	the issuer is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

On behalf of the Company, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you have with respect to the foregoing or with respect to Amendment No. 1 to the undersigned at (713) 220-4323 or markyoung@andrewskurth.com.

Very truly yours,

/s/ W. Mark Young

W. Mark Young

cc: Richard Walton, Flotek Industries, Inc.